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June 30, 2006	Writer’s Direct Contact
650.813.5641
JBastian@mofo.com

By Telefacsimile and Mail

Robert Telewicz, Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glenborough Realty Trust Incorporated

Form 10-K for the year ended 12/31/2005

Filed 3/30/2006

File Nos. 001-14162

Dear Mr. Telewicz:

On behalf of our client, Glenborough Realty Trust Incorporated (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of June 1, 2006. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results Of Operations

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004, page 24

1.	We note that you combine the operations of discontinued operations with those of continued operations for purposes of discussion in your MD&A. We are unclear how this provides a meaningful analysis of the results of operations given that disposed properties will no longer contribute to future operations of the Company, and the operations of properties purchased with the proceeds of property sales will

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Robert Telewicz, Senior Staff Accountant

June 30, 2006

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not necessarily mirror those of the disposed properties. Explain to us how you determined that this presentation provides a meaningful analysis of the results of your operations.

RESPONSE:

As a real estate investment trust (“REIT”), the Company’s core business activity is focused on the acquisition and operation of real estate assets. Similar to other REIT’s, the Company’s investment strategies fluctuate with market forces to ultimately obtain the greatest benefit for its shareholders. The Company historically reinvested proceeds of property sales into new properties with similar operations as the disposed properties and therefore believed it was helpful to analyze continuing and discontinued operations on a combined basis as the revenue and expense profile associated with the disposed assets were being replaced with similar revenue and expense levels upon reinvestment of the proceeds. Many of the Company’s institutional investors find this method of disclosure informative based on feedback given to our senior management. In the current year, the Company’s disposition proceeds were used for real estate acquisitions, to repurchase common stock and to pay down debt. In future filings, the Company will no longer combine discontinued operations with continued operations for the purpose of discussion in its MD&A.

Liquidity and Capital Resources, page 32

2.	Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

RESPONSE:

In response to the Staff’s comment, the following table summarizes the cash flows provided by operating activities as defined by GAAP, when compared with dividends declared for the same period.

(in thousands)	For the year ended December 31,
	2005		2004		2003
Cash flows provided by operating activities	$57,653		$67,359		$73,550
Dividend distributions	61,809	(1)	65,678	(1)	67,478	(1)

Operating cash flows in excess (insufficient) of distribution	$(4,156	)(2)	$1,681		$6,072

(1)	Includes distributions to OP unit holders.
(2)	For the year ended December 31, 2005, cash flows provided by operating activities were insufficient to pay the distribution by $4,156.

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Robert Telewicz, Senior Staff Accountant

June 30, 2006

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The alternative source of cash used to fund the shortfall noted for the year ended December 31, 2005 in the amount of $4,156 was generated from proceeds from property sales during the same reporting period. In future filings, the Company will disclose any deficiencies due to insufficient cash flow to cover distributions and the alternative sources used to meet the sum required to make the distribution.

Financial Statements and Notes

Consolidated Statements of Income, page 47

3.	Explain to us how you considered the guidance in paragraph 15 of SFAS 144 in determining that it would be appropriate to record a reversal of an impairment charge during the current period.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the reversal of the impairment charge was related to an asset which was originally part of a group of 21 assets in non-core markets which the Company announced its decision to sell in March 2005. Based on an analysis of the sale of those assets, nine of the assets were determined to be impaired in March 2005 and the assets were written down to their estimated fair value under paragraph 7 of SFAS 144 (as the property was not being actively marketed). However, it should be noted that the triggering factor related to the impairment charge was the decision to sell the asset and exit the non-core market where the asset was located. Therefore, the Company originally treated the reversal of impairment on this asset under the assets held for sale model in paragraphs 34 and 37 of SFAS 144 (based on the intent to sell the property and the nature of the triggering event). In the third quarter of 2005, a portion of the write-down was subsequently reversed based on the Company’s interpretation of paragraph 37 of SFAS 144 which states that:

A loss shall be recognized for any initial or subsequent write-down to fair value less cost to sell. A gain shall be recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized (for a write-down to fair value less cost to sell).

The reversal of impairment was less than the original write-down of the asset and therefore, the subsequent increase in fair value amount was treated as a partial reversal of the original

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Robert Telewicz, Senior Staff Accountant

June 30, 2006

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impairment charge. The amount of the reversal was known at the end of the third quarter 2005 prior to the filing of the Company’s September 30, 2005 Form 10-Q because on September 30, 2005, the property in question was under contract for sale and the purchaser waived its due diligence contingencies and made its earnest money deposit non-refundable and the sale was finalized on October 7, 2005, prior to the filing of the September 30, 2005 Form 10-Q. Therefore, there was an observable and verifiable increase in the fair value of the asset in the fourth quarter which provided evidence as to the fair value of the asset at September 30, 2005.

Had the reversal of impairment considered the original classification as an asset to be held and used under paragraph 15 of SFAS 144 (based on the fact that the asset was not classified as held for sale until the second quarter of 2005 when marketing commenced and subsequent to the original impairment charge in March 2005), the impact to the Company’s financial statements would have been to record the reversal of impairment as a gain on sale of real estate asset in the fourth quarter of 2005 and not a reversal of impairment in the third quarter. There was no impact on the net income for the year ended December 31, 2005 as the reversal of impairment and gain on sale of real estate asset are both included in discontinued operations in the consolidated statements of income. The Company has also concluded that the recording of a gain on sale in the fourth quarter of 2005 as opposed to the reversal of impairment in the third quarter of 2005 would not be material to the quarterly results of operations in those periods because of significant gains and offsetting impairment charges included in discontinued operations for both periods. In the third quarter of 2005, $27.6 million of gains on sale were recorded. In the fourth quarter of 2005, $31.8 million of gains on sale were offset by $32.4 million in impairment charges related to the sale of a consolidated joint venture interest. It should be noted that there would be no impact to the results of continuing operations in either quarter.

In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Robert Telewicz, Senior Staff Accountant

June 30, 2006

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Sincerely,

/s/ Justin L. Bastian

cc:	Andy Batinovich, Glenborough Realty Trust

Brian Peay, Glenborough Realty Trust

Chip Burns, Glenborough Realty Trust

Wilson K. Lee, SEC